Filed by Union Pacific Corporation
                        Pursuant to Rule 425 under the Securities Act of 1933
                                Subject Company: Motor Cargo Industries, Inc.
                                                Commission File No. 000-23341



On October 18, 2001, Union Pacific Corporation held a third quarter earnings release teleconference, portions of which related to the acquisition of Motor Cargo Industries, Inc. Excerpts of the transcript from Union Pacific Corporation's third quarter earnings release teleconference pertaining to the acquisition of Motor Cargo Industries, Inc. are attached hereto as Exhibit 1.


                                   * * *


                 Additional Information Regarding the Motor
                   Cargo Transaction and Where to Find It

This material is being filed pursuant to Rule 425 under the Securities Act of 1933. The material does not constitute an offer of sale of securities. Shareholders of Motor Cargo and other investors are urged to read the following documents, when available, in connection with the transaction described earlier: the prospectus, exchange offer materials, registration statement on Form S-4 and Schedule TO, containing or incorporating by reference such documents and other information, to be filed by Union Pacific and the solicitation/recommendation statement on
Schedule 14D-9, to be filed by Motor Cargo. Such documents will contain important information about Motor Cargo, Union Pacific, the transaction, and significant shareholders and their interests in the transaction, and related matters.

In addition to the prospectus, exchange offer materials, registration statement, Schedule TO, and Schedule 14D-9, Union Pacific and Motor Cargo file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Motor Cargo or Union Pacific at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or in the SEC's public reference room in Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Union Pacific's and Motor Cargo's filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov. Free copies of the tender offer materials, when available, and these other documents may also be obtained from Union Pacific by directing a request by mail to Union Pacific Corporation, 1416 Dodge Street, Omaha, Nebraska 68179, Attention: Investor Relations, Telephone: 402-271-4227. Free copies of the Schedule 14D-9, when available, may also be obtained from Motor Cargo by directing a request by mail to Motor Cargo Industries, Inc., 845 West Center Street, North Salt Lake City, Utah 84054, Attention: Investor Relations, Telephone:
801-299-5294.




                                                                    Exhibit 1



                   Transcript of Earnings Teleconference
                                    for
                         Union Pacific Corporation
                          Moderator: Dick Davidson
                              October 18, 2001
                               8:45 a.m. EDT


Excerpts of the transcript from Union Pacific Corporation's third quarter earnings release teleconference pertaining to the acquisition of Motor Cargo Industries, Inc.:


Excerpts from Presentations Portion --

DICK DAVIDSON: Before turning to our outlook for the rest of the year, I'd like to take just few minutes to talk to you about the tremendous opportunities we see with the recently announced acquisition of Motor Cargo by Overnite, our trucking company. Motor Cargo is an excellent western regional LTL trucking firm with a reputation for great service and profitability.

We've been aware for some time that the fastest-growing market in the LTL industry involves regional companies that provide excellent one- and two-day service. Over the last few years, through its Overnite Advantage programs, Overnite has offered and provided excellent service in one- and two-day lanes in their served markets, primarily in the eastern part of the country. One gap in its regional network has been the West, where it has been very difficult to establish the base density necessary to provide profitable regional service.

The acquisition of Motor Cargo for about $80 million will fill that gap and build on the long-haul service Overnite already provides to and from the western marketplace. Clearly the primary objective of the acquisition is to facilitate revenue growth and improve efficiency. And we believe Motor Cargo is the perfect fit to accomplish those objectives.


Excerpts from Question and Answer Portion --

SCOTT FLOWER, SALOMON SMITH BARNEY: And then there's the last question I have, and then I'll let someone else have at it. Could you comment a little bit on Overnite in terms of the Motor Cargo acquisition? You know, the numbers at Overnite were good given the environment, but were you seeing any effect in the American Freightways acquisition by Viking, which obviously was an interchange partner of Overnite?

And then secondly, with Motor Cargo, are you actually going to integrate it or leave it as a separate unit and sort of just operate on an interchange basis? Help me a little bit with understanding how you're going to pull in that acquisition.

DICK DAVIDSON: Well, once again, that's also insightful, because Viking had been a partner for us in the West. But Motor Cargo's a great company. They've got an excellent franchise in the western part of the United States, and they're going to help us with solid revenue growth. As far as operating the company, certainly initially they're going to - they'll be a separate operation, all under the leadership of Leo. As you know, Leo is a great leader, and the current chairman of Motor Cargo will retire, but the senior leadership below him, hopefully, will find it attractive to be part of our family and will continue to work there. Then, you know, it's something that we're not going to rush. We'll see what opportunities might be out there as time goes along as far as integration of some of the functions.

SCOTT FLOWER: Will you actually try to pull in their systems to use your operating systems at Overnite, or will you actually keep the information systems separate for some period of time?

DICK DAVIDSON: Well, everything will stay separate for awhile, and then we'll gradually integrate.



SCOTT FLOWER:  Thank you very much.  Nice quarter.

JASON SEIDL, ABN AMRO: Also, let me just push real quickly to Overnite. One, great acquisition of Motor Cargo. You got an excellent company there. We've been following those guys for years. Two, I was a little bit surprised to see the strength in your LTL yields, considering some of the other carriers that are saying that the pricing environment has gotten worse. Can you speak to some of the reasons behind that Overnite?

DICK DAVIDSON: Well, I think good service helps a lot. I think that the number one thing is customer confidence in meeting their expectations, Jason.

JASON SEIDL: OK. Do you - are they also seeing the same things, kind of a weakening pricing environment? I mean, I know it doesn't look like it in the numbers, but have they seen it, you know, thus far in the fourth quarter?

DICK DAVIDSON: I think they're seeing some pressure, but as you know, they're a great company and they've got great service levels too.

JASON SEIDL: Fair enough, guys. Nice quarter.

DICK DAVIDSON: Thank you, Jason.


VIC KHAITAN, SCUDDER INVESTMENTS: And finally, on this Overnite acquisition, does that change your strategy towards Overnite, or I thought that maybe one day, it may be separated totally?

DICK DAVIDSON: Vic, I tried to address that earlier. Our strategy with Overnite has always been to make it a great world class company. And with the leadership that they have there today, they are achieving that status. And the acquisition of Motor Cargo was just another factor in making them more of a player in all the regional markets and adding to their overall strength of their franchise.

As you know what happened - in fact, October is the second anniversary of the nationwide Teamster strike. And then with this economy, it made the final disposition of Overnite less certain. So in the meantime, we're not going to waste any time and let that asset become weaker. We're going to continue to work hard to strengthen it and make it a valuable asset, and the addition of Motor Cargo does that.

VIC KHAITAN: So that would strengthen the company, but it will also make it more easier for separation too.

DICK DAVIDSON: Well, you know, we'll just have to play that by ear. Right now, we're just looking at making it a stronger company.

VIC KHAITAN: OK - Thank you. We'll see you later.

DICK DAVIDSON: Thanks, Vic.